FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number ___________________________

Ducati Motor Holding S.p.A.

(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING S.p.A.

(Registrant)

Date 20 December 2004	By:	/s/ FABRIZIO NARDI

Fabrizio Nardi
Investor Relations
Ducati Motor Holding S.p.A.

December  20th, 2004

VIA EDGAR AND BY FACSIMILE (1-202-942-9527)

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
USA

Re:     Comment Letter of November 30, 2004 (File No. 1-14908)

Dear Mr. Humphrey:

          We refer to the comment letter, dated November 30, 2004 (the “Comment Letter”), from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Staff’s review of certain portions of the Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (the “2003 20-F”) of Ducati Motor Holding S.p.A. (“Ducati”).

          This letter sets forth Ducati’s responses to each of the Staff’s comments contained in the Comment Letter.  In accordance with the Staff’s request, we are submitting this letter through the EDGAR system as correspondence in accordance with Rule 101(a)(3) of Regulation S-T.  For ease of reference, we have repeated the Staff’s comments in bold and italicized text preceding each of our responses.

Other Financial Transactions, page 53

1.

With respect to your obligation to repay the Notes in 2005, we note the disclosure that you are considering different options.  In future filings, please expand this disclosure to discuss the likelihood that you will be able to successfully refinance or repay the Notes.  Also, discuss the potential consequences in the event that (for whatever reason) you are unable to refinance or repay the Notes prior to their maturity on May 31, 2005.

Response:

In accordance with its past practice, Ducati expects to file its Annual Report on Form 20-F for fiscal year 2004 (the “2004 20-F”) in June of 2005.  Accordingly, Ducati anticipates that the Notes (which mature on May 31, 2005) will have been fully repaid and will no longer be outstanding at the time the 2004 20-F is filed.  Ducati will, however, comply with the Staff’s request by including such disclosure in the 2004 Form 20-F and future filings with respect to any substantially similar situation that may arise.

Contractual Obligations – page 68

2.

As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates.  If you elect to include them, you may determine the appropriate methodology to estimate the interest payments.  Regardless of whether or not you include interest payments in the table, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate.  If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.  For example, include the expected effect of interest rate swap agreements.  Please note for future filings.

Response:

Ducati will comply with the Staff’s request by including the requested disclosure with regard to scheduled interest payments [as a separate line item] in the Contractual Obligations table to be included in the 2004 Form 20-F and future filings.

Notes to Consolidated Financial Statements

Note 24.  Other operating revenues, page F-35

3.

We note your disclosure regarding other operating revenues in Note 24 to your financial statements. Supplementally tell us your accounting policy with respect to these revenues, and whether you believe such amounts would be reflected in total revenues under U.S. GAAP. In addition, specifically address whether you receive up-front payments under any sponsorship or licensing arrangements and your accounting for these up-front payments (if any).

Response:

Ducati respectfully informs the Staff supplementally that “other operating revenues” includes revenues under “racing sponsorship contracts” of €21,236 thousand and €9,055 thousand in 2003 and 2002, respectively, which constitute 5.5% and 2.2% of total revenues in 2003 and 2002, respectively.  From 2003 onwards Ducati Corse (Ducati’s racing subsidiary) entered into the Moto GP Championship, and as a result new sponsorship agreements were stipulated with sportswear and oil companies.

Ducati’s sponsorship agreements are generally for a period of two to three racing seasons, and are related to Ducati Corse’s participation in the Moto GP Championship, the World Superbike Championship, or in some cases both.  The contracts specifically identify the amount of the overall sponsorship fee to be paid in respect of Ducati Corse’s participation in each racing season for the relevant championship; such amounts are equal from year to year over the life of the sponsorship agreement. There are no up-front payments; rather such amounts are paid upon Ducati Corse’s participation in each season.

Almost all of the contracts include a clause pursuant to which the sponsor is entitled to terminate the contract and not be obligated to make any future payments in the event that Ducati Corse does not register in the related championship.  Conversely, the sponsors do not have any right to be reimbursed for amounts already paid if Ducati Corse completes the relevant racing season, while the treatment of the unlikely situation of Ducati Corse withdrawing during the course of a season varies from contract to contract.  Only one of the sponsorship contracts includes an indemnity clause that requires Ducati Corse to make a payment to the sponsor in the event of early termination of the contract due to Ducati Corse’s failure to participate in (or withdrawal from) the relevant championship.  The full amount potentially due under such indemnity is disclosed under “Commitment and Contingencies” in the financial statements.

Ducati believes that its accounting treatment for the payments made under these sponsorship contracts reflect the terms summarized above.  The racing season in the Moto GP Championship and the World Superbike Championship is from March to November.  As a result, Ducati recognizes all amounts due under its sponsorship contracts with respect to a given season as “other operating revenue” for the year ended December 31 in which such season falls.  Ducati believes that such accounting treatment is proper under Italian GAAP and U.S. GAAP and that all amounts it classifies under “other operating revenues” would be reflected in “other operating income” under U.S. GAAP for the relevant period.

Ducati believes that, in accordance with FASB Concept Statement N. 6, par. 79, the sponsorship activity does not constitute the entity’s ongoing major or central operation; therefore the related revenues should be classified as other operating income under U.S. GAAP.

*   *   *   *   *

          Representatives of Ducati, its independent public accountants and its external legal counsel are available to consult with you or other members of the Staff should you or they wish to discuss any of the responses contained in this letter or any other matters relating to the 2003 20-F.  Please contact [Federico Minoli at 011.39.051.6413.207 or] Enrico D’Onofrio at 011.39.051.6413.291 with any comments or questions you may have so that we may arrange for a consultation.

Sincerely,

/s/ ENRICO D’ONOFRIO

Manager of Finance

Cc:	Federico Minoli, Chief Executive Officer, Ducati Motor Holding S.p.A.
Robert Perdue, Division of Corporation Finance
Franco Garilli, KPMG
Michael J. Volkovitsch, Cleary, Gottlieb, Steen & Hamilton